Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2017	Q1 2017	Six months ended April 30, 2017	For the year-ended October 2016
Return on Assets	0.98%	1.02%	1.00%	0.89%
Return on Equity	17.2%	18.0%	17.7%	16.3%
Dividend Payout Ratio	47%	42%	44%	48%
Equity to Asset Ratio	6.10%	6.09%	6.10%	5.90%

Results are from Consolidated Financial Statements.